U.S. Securities and Exchange Commission
                             Washington, DC 20549

                       NOTICE OF EXEMPT SOLICITATION


1. Name of the Registrant:

                             GENERAL ELECTRIC CO.
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2. Name of the person relying on the exemption:

                       CHANGE TO WIN INVESTMENT GROUP
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3.  Address of the person relying on exemption:

              1900 L STREET, NW, SUITE 900, WASHINGTON, DC   20036
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):



                                                            Page 1 of 2

March 28, 2013

Dear General Electric shareholder:

At the April 24, 2013 annual shareholder meeting of General Electric Co. (NYSE: GE), we urge you to vote AGAINST the re-election of Douglas Warner, the Audit Committee Chairman, given the Committee's failure to effectively discharge its single most important responsibility: the selection of an outside auditor that has the independence, objectivity and professional skepticism to ensure investor confidence in the company's financial statements and internal controls. Under Mr. Warner's leadership, the Committee refuses to confront the serious challenges to independence challenges to independence stemming from KPMG LLP's lengthy and lucrative audit contract with our company. After more than a century of tenure, and with current annual fees of around $100 million, we are concerned of the risks, certainly in perception, that the engagement is simply "too big to lose" for KPMG. At the same time, the Committee neglects KPMG's record of service at GE, the firm's potential conflicts of interest and its flawed approach to rotating the lead audit partner. Taken together, these facts raise substantial doubts over KPMG's ability to exercise independent and professional skepticism in assessing one of the most complex businesses in the world.

With the board having rebuffed CtW Investment Group's efforts at engagement and having prevented another investor (unaffiliated with the CtW Investment Group) from raising the issue as a resolution at the 2012 annual meeting, we believe shareholders have no choice but to hold Mr. Warner, a director of more than 21 years, directly accountable for the failure to ensure the highest level of independent and professional skepticism in the outside audit function.

The CtW Investment Group works with pension and benefit funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial GE shareholders.

THE RISK OF INSTITUTIONAL LOYALTY IS TOO BIG TO IGNORE WITH KPMG'S CENTURY OF TENURE AND $100 MILLION IN ANNUAL FEES

KPMG's contract with GE dates from 1909, making this one of the longest audit relationships on record - 104 years of continuous service, which appears to be more than five times the average auditor tenure for an S&P500 company. To place this in context, current calls for mandatory auditor rotation by investors and regulators, including the European Commission, are being driven by concerns over tenures of far shorter period - with regulators considering requiring rotation after 20 years or even 10 years. The recent PCAOB concept release on the issue, for example, spoke of the possibility of a rotation requirement for tenures exceeding a decade. Indeed, in his opening remarks at a public hearing on the concept release, PCAOB Chair James R. Doty warned that "engagements that span decades, even a century [. . .] are engagements that no partner wants to be the one to lose."

Exacerbating the concern is the significance of the contract to KPMG, both financially and reputationally. The audit fees may not be egregious considering GE's size, but the contract is KPMG's largest for a publicly-traded company in the US. The firm has received approximately $900 million in audit fees over the past 11 years and a total of $1.2 billion if the various non-audit payments are included. Assuming a five percent discount rate and that current annual fees continue in perpetuity, the contract has a net present value of $2 billion, an immense sum. GE is clearly a very valuable and important contract for KPMG to retain, a point that seems reflected by the attendance of the firm's chairman at GE's annual meetings. As former SEC Chairman Richard Breeden recently put it:
"The largest audits support the audit firm's core existence, and they pay the pensions of the partners. That is something that every audit partner understands, whether you tell them that explicitly or not."

         THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.
          DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

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                                                                 Page 2 of 2

COMPOUNDING CONCERNS ARE THE TENS OF MILLIONS OF DOLLARS IN TAX SERVICES AND OTHER NON-AUDIT FEES RECEIVED BY KPMG

Over the past five years, non-audit fees have averaged $24 million a year. We believe this is an excessive level of outside services on both a relative basis (21% of aggregate fees) and an absolute basis ($120 million over five years amounts to a sizeable income stream). We are particularly concerned about the $42 million in tax services over the past five years in light of the negative attention our company's aggressive tax strategy attracted./1/ Furthermore, media reports allege KPMG loaned tax staff to GE in potential violation of the Sarbanes-Oxley Act, a practice for which KPMG was recently sanctioned by the SEC involving the firm's Australian office./2/

KPMG'S LEAD AUDIT PARTNER ROTATION UNDERMINES THE LOGIC BEHIND ROTATION

Our research indicates that William O'Mara, KPMG's lead partner for GE as of last year, was previously KPMG's lead partner at Citigroup Inc., another large audit client for KPMG. Meanwhile, KPMG's Frank Casal went the other way, from serving as KPMG's lead partner at GE before being moved to the lead at Citigroup. In light of this essential swapping of lead auditor partners between some of KPMG's largest clients, we are worried about the potential conflict of interest with Casal and O'Mara both, in effect, now in the position of reviewing the others' prior work.

UNDER KPMG'S WATCH, THE SEC ACCUSED GE OF BENDING ACCOUNTING RULES "BEYOND THE BREAKING POINT"

Three years ago, GE settled fraud allegations with the SEC for $50 million. The SEC charged that on four different occasions in 2002 and 2003, GE executives signed off on accounting decisions that were not in compliance with the rules for how public companies must report their finances, with the result that the company was able to accelerate more than $370 million in revenue in 2002/03, increase net earnings in 2002 by $585 million and avoid $200 million in pre-tax earnings in 2002. In the SEC statement announcing the settlement, Robert Khuzami, Director of the SEC's Division of Enforcement said "GE bent the accounting rules beyond the breaking point."

HALF OF THE AUDIT COMMITTEE'S MEMBERS HAVE OVERLY LENGTHY TENURES

In our view, the tenures of Mr. Warner (21 years on the board; 13 years on Audit Committee), James Cash (16 years on the board; 11 years on Audit Committee) and Robert Swieringa (11 years on the board and Audit Committee) are each excessive, particularly as they date back to the period investigated by the SEC. Warner's key role as chairman of the committee is particularly troubling given that his board tenure is more than three times the S&P500 average for audit committee members (6.3 years, the lowest of any key committee). Although some institutional memory is valuable for the Audit Committee of a company that is GE' size and complexity, we believe that there are benefits in not having the chairmanship held by a director of such lengthy tenure.

GE NEEDS A NEW AUDIT CHAIR AND A NEW OUTSIDE AUDITOR

Voting against the re-election of Douglas Warner will send a clear, unambiguous signal to the Audit Committee: After more than a century of service, it is time to stop rubber-stamping the retention of KPMG as our outside auditor and bring in a new auditor that has no skin in the game with respect to the previous accounting. If you would like to discuss our concerns directly with us, please contact us at (202) 721-6060 or contact my colleague Michael Pryce-Jones at michael.pryce-jones@changetowin.org.

Sincerely,


/s/ Dieter Waizenegger

Dieter Waizenegger
Executive Director, CtW Investment Group

_____________________________




/1/ "G.E.s Strategies Let it Avoid Taxes Altogether," New York Times, March 24, 2011
/2/ "GE Auditor KPMG: Support Their Tax Strategy for 102 years," Forbes, March 29, 2011

         THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.
          DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.
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